# FORM 4

Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

## STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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| 1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol | | 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) |
|---|---|---|---|
| Hieb, Richard R. | **PremierWest Bancorp  PRWT** | | _____ Director          _____ 10% Owner<br> __X__ Officer (give          _____ Other (specify<br>           title below)          below) |
| (Last)          (First)          (Middle) | 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) | 4. Statement for Month/Year<br><br>December 10, 2002 | **Executive Vice President/Chief Operating Officer** |
| 503 Airport Road | | 5. If Amendment, Date of Original (Month/Year) | 7. Individual or Joint/Group Filing (Check Applicable Line)<br> __X__ Form filed by One Reporting Person<br> ___ Form filed by More than One Reporting Person |
| (Street)<br>Medford, OR 97501 | | | |

(City)          (State)          (Zip)

### Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

| 1. Title of Security (Instr. 3) | 2. Trans-action Date (Month/ Day/ Year) | 3. Trans-action Code (Instr. 8) | | 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) | | | 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) | 6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4) | 7. Nature of Indirect Beneficial Owner-ship (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|
| | | Code | V | Amount | (A) or (D) | Price | | | |
| Common Stock | 12/06/2002 | P | | 1,000.00 | A | $6.00 | 14,870.00 | I | By IRA |
| Common Stock | | | | | | | 7,449.00 | I | By 401(k) |
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

\* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)

SEC 1474 (3-99)

FORM 4 (continued)

**Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned**
**(e.g., puts, calls, warrants, options, convertible securities)**

| 1. Title of Derivative Security (Instr. 3) | 2. Conversion or Exercise Price of Derivative Security | 3.Transaction Date (Month/Day/Year) | 4.Transaction Code (Instr.8) | | 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) | | 6. Date Exercisable and Expiration Date (Month/Day/Year) | | 7. Title and Amount of Underlying Securities (Instr. 3 and 4) | | 8. Price of Derivative Security (Instr. 5) | 9.Number of derivative Securities Beneficially Owned at End of Month (Instr. 4) | 10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) | 11. Nature of Indirect Beneficial Ownership (Instr. 4) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Code | V | (A) | (D) | Date Exercisable | Expiration Date | Title | Amount or Number of Shares | | | | |
| **Stock Option (062002v) (right to buy)** | $7.06 | | | | | | | 06/20/2012 | **Common Stock** | 5,000.00 | | 5,000.00 | D | |
| **Stock Option (50108) (right to buy)** | $7.48 | | | | | | 05/01/2001 | 05/01/2008 | **Common Stock** | 66,150.00 | | 66,150.00 | D | |
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Explanation of Responses:

Note:  File three copies of this Form, one of which must be manually signed. If space is insufficient,
    See Instruction 6 for procedure.

/s/Gordon E. Crim        **12/10/2002**

** Signature of Reporting Person     Date

**Gordon E. Crim, Attorney-in-Fact for**
**Richard R. Hieb**